Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following email by Tableau Software, Inc. (“Tableau”) is being filed in connection with the acquisition of Tableau by salesforce.com, inc.

Get to Know Salesforce

Email from Michele

To: All Tableau Employees

From: Michele Yetman

Date: Friday, June 28, 2019

Subject: Survey Info and Get to Know Salesforce

Tabloids,

Thanks to those of you who participated in the Salesforce Town Halls and took our first acquisition survey. We heard from over 1900 of you in the survey and appreciate all of your feedback regarding what you are excited about and the questions/concerns you have. This information will help shape our communications and help focus integration planning on the things that are most important to you.

Survey responses trended positive, with 52% of respondents giving an excited or very excited response vs 22% responding as concerned or very concerned.

Major areas of concern/questions were around benefits and compensation. We understand that benefits and compensation are deeply important to you and have begun having discussions with the Salesforce teams to develop a preliminary process/plan for the future. Please understand that this is a very detailed and thoughtful process and we will not have many of the answers for some time. As we learn more, we will update the Employee FAQ on the Tableau wiki page with official responses and as there are major updates, we will ensure we send out the information via email or in-person sessions.

Another major theme (both excitement and concern) that surfaced in your questions and survey comments was about Salesforce itself — what the culture is like, what their mission is, where they are in their journey, how they are structured, etc. To help get this information in front of you as soon as possible, we’ll be hosting representatives from Salesforce in July to provide more transparency on Salesforce’s culture and business, and what to expect leading up to and in the periods after close.

Invites for these sessions will be going out as soon as we can confirm dates and logistics with Salesforce.

In the meantime, here are resources if you’d like to learn more about Salesforce on your own:

•	Get an overview of the Salesforce culture

(link: https://www.salesforce.com/company/careers/culture/)

•	Dive deeper with the culture module in Trailhead (Salesforce’s online learning platform)

(Link: https://trailhead.salesforce.com/en/content/learn/modules/manage_the_sfdc_way_ohana)

•	Learn about the key differentiators that drive Salesforce’s success

(link: https://trailhead.salesforce.com/en/content/learn/trails/salesforce_advantage)

•

Find out how Salesforce aligns on their vision and goals across the company (link: https://trailhead.salesforce.com/en/content/learn/modules/manage_the_sfdc_organizational_alignment_v2mom?trail_id=manage_the_salesforce_way)

•	Get to know Salesforce Analytics

(link: https://trailhead.salesforce.com/en/content/learn/modules/wave_analytics_basics)

Please continue to send your questions to the Human Resources alias and we’ll do our best to share information as soon as we can leading up to close.

Thank you,

Michele

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.